Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

May 30, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mindy Rotter

Re:	Conestoga Funds (the “Registrant”) (File Nos. 333-90720; 811-21120)

Dear Ms. Rotter:

This letter responds to the staff’s accounting comments that were provided via telephone call on May 3, 2023, on the report to shareholders of the Conestoga Small Cap Fund (the “Small Cap Fund”), the Conestoga SMid Cap Fund (the “SMid Cap Fund”), the Conestoga Mid Cap Fund (the “Mid Cap Fund”) and the Conestoga Micro Cap Fund* (the “Micro Cap Fund,” together with the Small Cap Fund, the SMid Cap Fund and the Mid Cap Fund, the “Funds,” each a “Fund”) for the fiscal year ended September 30th, 2022.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1)	The performance graph for the Micro Cap Fund notes the benchmark is the Russell Microcap Growth Index. In the prospectus for the Micro Cap Fund, the Fund considers companies that are “micro cap” to be those companies, that, at the time of initial purchase (including the existing portfolio) have market capitalizations generally within the range of companies included in the Russell Microcap Index. Please explain the rationale for this difference.

The Fund’s principal investment strategy is to invest at least 80% of its net assets in equity securities of micro-capitalization companies. In determining whether a stock meets the definition of micro-capitalization, the Fund looks to the Russell Micro Cap Index, the smallest 1,000 securities in the small-cap Russell 2000 Index, plus the next 1,000 smallest eligible securities by market capitalization. The Russell Micro Cap Index describes itself in its fact sheet as “constructed to provide a comprehensive and unbiased barometer for the microcap segment trading on national exchanges.” Because the investment adviser is investing in microcap stocks where the expected earnings growth exceeds that of the average U.S. publicly traded companies, the performance of the Fund is compared to that of the growth segment of the Russell Micro Cap Index, the investment adviser believes that the Russell Micro Cap Growth Index is an appropriate benchmark for measuring the Fund’s performance.

*	The Micro Cap Fund was subsequently renamed the Conestoga Discovery Fund effective April 18, 2023.

2)	Please explain in correspondence what the borrowing expenses noted in the statements of operations refers to for all applicable funds.

The borrowing expenses listed in the statements of operations for the Funds represent overdraft fees that were charged to the Funds due to late trade settlement.

3)	Please confirm in correspondence that any categories of other expenses in the January 31, 2023 prospectus that exceed 5% of total expenses have been separately identified in accordance with Regulation S-X 6-07. This comment applies to the Mid Cap Fund and the Micro Cap Fund.

The components of expenses that were incurred by the Funds and exceeded 5% of total expenses have been stated separately on the statements of operations in the September 30, 2022 annual report. The two categories of expenses that exceeded 5% of total expenses for that reporting period were legal fees and fund accounting fees.

4)	Other accrued expenses on the statements of assets and liabilities (the balance sheets) appear to be significant. Please confirm in correspondence that any material categories within other accrued expenses have been stated separately in accordance with Regulation S-X 6-04. This comment applies to the Mid Cap Fund and the Micro Cap Fund.

In future shareholder reports, the Registrant will break out categories of other accrued expenses that are deemed material in accordance with Regulation S-X 6-04, which for the September 30, 2022 reporting period represented accrued legal fees and accrued audit fees for each of the Funds, in the statements of assets and liabilities.

********

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

2